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WASHINGTON, D.C.





April 17, 2003



BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Wanadoo
Information Pursuant to Rule 12g3-2(b)
File No. 82-5150



Dear Sir or Madam,

On behalf of Wanadoo and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated April 16, 2003, announcing Freeserve's win in a competition case against Oftel on BT broadband predatory pricing.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at 011-33-1-5389-7000 should you have any questions.



Very truly yours,

Sami L. Toutounji

Sami L. Toutounji

cc: Olivier Fauqueux
Wanadoo

File No. 82-5150






Paris, April 16, 2003

# Freeserve Wins Competition Case Against Oftel on BT Broadband Predatory Pricing

The Competition Appeals Tribunal (CAT) - the highest competition court in the land - today ruled that Freeserve was right to challenge the rejection of a complaint made to Oftel about predatory pricing of broadband by BT.

Notwithstanding applications from BT and Oftel to the contrary, the CAT ordered Oftel to reinvestigate Freeserve's allegation of predatory pricing and to do so within the course of the next three months.

The CAT, concerning predatory pricing, explicitly found that Oftel did not sufficiently describe its analytical approach, that its analysis remained unclear in important respects, and that it did not sufficiently explain the principles it used in its decision.

Freeserve appealed to the CAT in March last year after Oftel dismissed a complaint from Freeserve which alleged BT was engaging in predatory pricing by using its dominant position and deep pockets to offer broadband at a loss and effectively squeeze out competition.

Freeserve will now take the opportunity presented by the judgement to file further evidence to bolster its complaint against BT. Oftel will be required to share its draft eventual decision with Freeserve before it makes a final decision, ultimately, if successful paving the way for a damages claim against BT.

Freeserve CEO, Eric Abensur said, "*This is an important victory for Freeserve and for UK broadband development as a whole. We are delighted Oftel has been required to review this matter in a thorough and proper manner. Oftel was required by the Court to approach the complaint with an "open mind" we look forward to the opportunity to work with them on it.*"

Freeserve won what has been described by the CAT as the 'main point' of the case, the predatory pricing claim. There were three other minor points to the appeal which were not accepted, but this is indisputably a convincing win for Freeserve as it was also awarded costs against Oftel for part of the case. BT applied for its costs but were unsuccessful.

Press Release



**About Wanadoo**

*Wanadoo, a subsidiary of France Telecom, is one of Europe's leading Internet and directories companies with, at December 31st 2002, 8,5 million active subscribers, 1.7 billion pages viewed per month and 638,000 advertisers. Wanadoo is a leading Internet media services provider in France and U.K., the n° 2 in Spain, and is also present in the Netherlands and Morocco. Wanadoo is expanding its Internet operations through, amongst others, broadband Internet access with 1.4 million cable and ADSL subscribers and through online directories with 240,000 online advertisers amongst SMEs. Wanadoo recorded EUR 2 billion in revenues in 2002 and has approximately 7,000 employees. Wanadoo is listed on Euronext Paris. Further information on Wanadoo can be found on the company's web site at: www.wanadoo.com.*

**Investor Relations**

+ 33 1 58 88 75 68
Vincent Gouley
vincent.gouley@wanadoo.com

